UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of: December 2009

Commission File Number:   1-8139

Zarlink Semiconductor Inc.
(Name of Registrant)

400 March Road
Ottawa, Ontario, Canada K2K 3H4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                      ☒                                Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                  ☐                                 No                  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On December 4, 2009, Zarlink Semiconductor Inc. issued a press release announcing the appointments of Gary Tanner as Chief Operating Officer and Dr. Stan Swirhun as Chief Technology and Marketing Officer.  Zarlink also announced the retirement of Hank Perret, Senior Vice-President and General Manager, Communications Products Group, in January 2010.  Mr Tanner will assume Mr Perret's duties in his new role.  A copy of the press release is being furnished as Exhibit 99.1 to this report and incorporated herein by reference.

Exhibit No.	Description

99.1	Press release dated December 4, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zarlink Semiconductor Inc.

Dated: December 4, 2009                                                                By: /s/ Andre Levasseur
                 Andre Levasseur
                 Senior Vice President of Finance and
            Chief Financial Officer